[GEORGIA GULF CORPORATION LETTERHEAD]

December 27, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Era Anagnosti

Re:	Georgia Gulf Corporation

Registration Statement on Form S-4

Initially filed on September 5, 2012

File No. 333-183724

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Georgia Gulf Corporation (the “Company”) hereby respectfully requests that the effective time of the Company’s Registration Statement on Form S-4 (File No. 333-183724) (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 10:00 a.m., Washington, D.C. time, on December 27, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 27, 2012

Should you have any questions regarding this request, please contact Mark L. Hanson of Jones Day at (404) 581-8573, or by e-mail at mlhanson@jonesday.com.

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Very truly yours,

GEORGIA GULF CORPORATION

By:	/s/ Timothy Mann, Jr.
Name:	Timothy Mann, Jr.
Title:	Executive Vice President, General Counsel and Secretary

cc:	Mark L. Hanson, Jones Day